Exhibit 99.146

Skeena Announces Results of Annual General Meeting

Vancouver, BC (June 30, 2021) Skeena Resources Limited (TSX: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to announce the results of the Company's Annual General Meeting of Shareholders ("AGM") held in Vancouver, British Columbia on June 30, 2021. Shareholders approved all motions put forth at the AGM, including the re-election of all five directors and the reappointment of Grant Thornton LLP as Auditors of the Company.

A total of 87,268,716 pre-consolidation shares were voted, representing 35.89% of the common shares that were issued and outstanding at the record date for the AGM. Refer to Table 1 below for detailed results of the votes for each Director.

Table 1: Detailed Voting Results for Re-election of Directors

Nominee	Votes For (Pre-consolidation)	Percentage For
Walter J. Coles, Jr.	87,259,714	99.99%
Craig Parry	68,249,362	78.21%
Borden R. Putnam, III	81,916,648	93.87%
Suki Gill	87,263,064	99.99%
Greg Beard	82,628,620	94.68%

The remaining AGM results are available on the Company’s SEDAR profile here.

About Skeena

Skeena Resources Limited is a Canadian mining exploration company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling to advance Eskay Creek to full Feasibility by Q1 2022. Additionally, Skeena continues exploration programs at the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles Jr.

President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.